As filed with the Securities and Exchange Commission on July 3rd, 2002


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       Results for the month of July 2002

                                  Crucell N.V.
             (Exact name of Registrant as Specified in its Charter)

                                  Crucell N.V.
                 (Translation of Registrant's Name into English)

                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)

                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                              Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   |_|                                   No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Crucell N.V.




                                             By: /s/ Leonard Kruimer
                                                 Chief Financial Officer

Date: July 3, 2002

         Crucell                                               Genexine


                     Crucell and Genexine Announce Agreement
                             for Hepatitis B Vaccine


Leiden, The Netherlands, July 3, 2002 - Dutch antibody and vaccine company Crucell N.V. (NASDAQ, Euronext: CRXL) and Genexine Co. Ltd., a Korean drug development company, today announced that they have entered into a licensing agreement wherein Crucell's PER.C6TM cell line will be used by Genexine for the research, development and manufacture of a recombinant therapeutic vaccine against Hepatitis B.

Under the terms of the agreement, Genexine obtains a worldwide non-exclusive license for the use of Crucell's PER.C6TM cell line to research and develop a therapeutic vaccine against Hepatitis B. Furthermore, the agreement includes the option for a commercial license. Crucell will receive upfront and annual payments; further financial details were not disclosed.

"400 million individuals world-wide are Hepatitis B virus (HBV) carriers running the risk of developing cirrhosis and eventually liver cancer. It has recently been shown in an animal model that a vector-based vaccine may be able to reduce the HBV viremia1. This makes the current agreement with Genexine, for the development of an adeno-vector based vaccine produced on PER.C6TM cells, very valuable for Crucell", comments Jaap Goudsmit, Chief Medical Officer of Crucell. "Crucell launched PER.C6TM as a vaccine platform through a licensing agreement with Merck & Co. for its HIV vaccine. We are now expanding our PER.C6TM business in the field of vaccines. The contract with Genexine, together with an agreement signed earlier this year with Rhein Biotech for a Japanese Encephalitis vaccine, endorses our strategy."

"Hepatitis B is one of the major infectious diseases affecting people throughout Asia. The need for an effective vaccine that can treat, as well as prevent, Hepatitis B infections is paramount", says Prof. Sung, Chief Technology Officer of Genexine. "Crucell's PER.C6TM human cell line provides the perfect platform for the research and development of a therapeutic, adenovirus DNA vaccine."

About Crucell
Crucell discovers and develops biopharmaceuticals that use the human immune system to combat cancers, infectious diseases and other conditions. Crucell's patented technology platforms, MAbstractTM, AdVacTM, and PER.C6TM, allow the discovery, development and production of antibodies and vaccines. Crucell offers its platforms to the pharmaceutical and biotechnology industry as well as using them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine, and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters based in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

About Genexine
Genexine is a biotechnology company founded in 1999 with a research and development focus on virology. Genexine develops both DNA and recombinant adenovirus vaccines for the treatment and prevention of infectious diseases such as Hepatitis B, Hepatitis C and AIDS. The Company is based in Seoul, Korea with laboratory facilities located in the Department of Life Sciences at Pohang University of Science and Technology.

For further information please contact:
---------------------------------------

Crucell N.V.                                     Genexine Co. Ltd.
Louise Dolfing                                   Victor Son
Communications Officer                           Development Officer
Tel. +31-(0)71-524 8863                          Tel. +822-3775 1941
Fax. +31-(0)71-524 8935                          Fax. +822-3775 1951
l.dolfing@crucell.com                            Son1796@kornet.net

Noonan Russo Presence, London                    Noonan Russo Presence, New York
Veronica Sellar, Sarah Burl                      Mary Claire Duch
Tel. +44-(0)20-7726 4452                         Tel. +1-212- 845 4278
Fax. +44-(0)20-7726 4453                         Fax. +1-212-696 9180
v.sellar@nrp-euro.com                            m.duch@nrp-euro.com
s.burl@nrp-euro.com

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20-404 4707
Fax. +31-(0)20-644 9736
abos@hillandknowlton.com

Notes to editors

Hepatitis B is the most common sexually transmitted disease and causes 60% to 80% of the world's primary liver cancer. With around 400 million people chronically infected and over one million people dying annually of Hepatitis B induced liver cancer, a great need and large market exists for a good therapeutic vaccine to cure Hepatitis B infection.

Hepatitis B virus (HBV) can cause lifelong Hepatitis B infection, cirrhosis (scarring) of the liver, liver cancer, liver failure, and death. The virus is transmitted through contact with blood or bodily fluids containing blood. HBV can spread through direct blood-to-blood contact, unprotected sex, illicit drug use, and from an infected woman to her baby during birth.

A prophylactic Hepatitis B vaccine is available for all ages to prevent Hepatitis B infection. It is a three shot vaccine series, delivered over a six-month period. Currently there are no therapeutic vaccines available.

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1 Pancholi et al, Hepatology 2001:448-453